SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 6, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

2Q14 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2014

Buenos Aires, Argentina, August 6, 2014 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2014 (“2Q14”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.732.6 million in 2Q14. This result was 38% lower than the Ps.1.2 billion reported in the first quarter of 2014 (“1Q14”) but 59% higher than the Ps.460.4 million posted in the second quarter of 2013 (“2Q13”). In 2Q14, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 39.2% and 5.9%, respectively.

• In 2Q14, Banco Macro’s financing to the private sector slightly decreased quarter over quarter (“QoQ”) totaling Ps.39.9 billion. Among commercial loans, documents and others decreased 6% and 4% QoQ, respectively, while pledge loans (mainly productive investments loans with pledge guarantees according to Communication “A” 5319, “A” 5380, “A” 5449 and “A” 5516 of BCRA) presented the best performance followed by overdrafts which grew 7% and 2% QoQ, respectively. Among consumer loans, credit cards loans and personal loans rose 2% and 1% QoQ, respectively.

• In 2Q14, Banco Macro’s total deposits grew 9% QoQ, totaling Ps.51.3 billion and representing 81% of the Bank’s total liabilities. Private sector deposits grew 7% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.5.1 billion (23.2% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 44.3% of its total deposits in 2Q14.

• In 2Q14, the Bank’s non-performing to total financing ratio was 2.02% and the coverage ratio reached 133.07%.

IR Contacts in Buenos Aires:
2Q14 Earnings Release Conference Call
Jorge Scarinci
Friday, August 8, 2014		Finance & IR Manager
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time
Ines Lanusse
Investor Relations Officer
To participate, please dial:	Webcast Replay: click here
Argentine Participants: (0800) 444 2930
U.S. Participants: +1 (877) 317 6776	Available from 8/8/2014 through	Phone: (54 11) 5222 6682
Participants from outside the U.S.:	8/22/2014	E-mail: investorelations@macro.com.ar
+1 (412) 317 6776

Conference ID: Banco Macro		Visit our website at: www.ri-macro.com.ar
Webcast: click here

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Investor Relations Officer).

2Q14 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

2Q14 Earnings Release

Results

Earnings per outstanding share were Ps.1.25 in 2Q14, 38% lower than 1Q14´s level and 59% higher than in 2Q13.

EARNINGS PER SHARE	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Net income (M $)	460.4	571.9	953.4	1,186.3	732.6
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	10.0	10.0	10.0	10.0	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	11.95	12.91	14.51	16.51	16.71
Earnings per share ($)	0.79	0.98	1.63	2.03	1.25

Book value per ADS (USD)	22.10	22.27	22.26	20.61	20.54
Earning per ADS (USD)	1.47	1.69	2.50	2.53	1.54

Banco Macro’s 2Q14 net income of Ps.732.6 million was 38% or Ps.453.7 million lower than the previous quarter and rose 59% or Ps.272.2 million year over year (“YoY”). In 2Q14, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 39.2% and 5.9%, respectively.

The operating result for 2Q14 was Ps.1.1 billion decreased 43% or Ps.795.6 million in comparison with 1Q14 and rose 48% or Ps.347.3 million YoY.

It is important to emphasize that this result was obtained with a low leverage of 7.3x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Net financial income	1,197.1	1,550.0	1,818.4	2,463.4	1,722.2
Provision for loan losses	-113.9	-139.1	-158.5	-131.3	-167.8
Net fee income	640.2	606.4	701.9	754.3	828.0
	1,723.4	2,017.3	2,361.8	3,086.4	2,382.4
Administrative expenses	-1,002.5	-1,029.5	-1,104.9	-1,222.6	-1,314.2
Operating result	720.9	987.8	1,256.9	1,863.8	1,068.2
Minority interest in subsidiaries	-4.1	-4.7	-5.5	-6.8	-5.3
Net other income	37.0	11.0	29.8	21.7	59.2
Net income before income tax	753.8	994.1	1,281.2	1,878.7	1,122.1
Income tax	-293.4	-422.2	-327.9	-692.4	-389.5
NET INCOME	460.4	571.9	953.3	1,186.3	732.6

The Bank’s 2Q14 financial income totaled Ps.3.5 billion, decreasing 11% (Ps.445.6 million) compared to the previous quarter and increasing 63% (Ps.1.3 billion) compared to 2Q13.

Interest on loans represented 80% of total financial income in 2Q14, higher than 69% posted in the previous quarter. Interest on loans was 4% or Ps.104.2 million higher than 1Q14’s level due to an increase in the average interest lending rates of 67bp. On an annual basis, interest on loans grew 47% or Ps.898.8 million.

3

2Q14 Earnings Release

In 2Q14, net income from government and private securities increased 109% or Ps.296.2 million QoQ mainly due to higher income from government securities, specifically LEBAC/NOBAC, and a higher volume also of LEBAC/NOBAC. On an annual basis, net income from government and private securities increased Ps.535.4 million.

Also in this quarter, a decrease of 55% or Ps.31.3 million in income from Guaranteed Loans and in CER Adjustment was observed, mainly due to a decrease in the present value of figures published by the BCRA (Communication "A" 5180 and supplementary). On an annual basis, income from Guaranteed Loans and in CER Adjustment increased Ps.17.8 million.

Income from differences in quoted prices of gold and foreign currency deeply decreased 95% or Ps.643.8 million QoQ due to less FX position revaluation caused by the deceleration in the depreciation of the Argentine Peso. On an annual basis, also a decrease of 74% or Ps.100.8 million was experienced.

Other financial income decreased 77% or Ps.170.4 million compared to 1Q14 mainly due to lower income from on shore forward foreign currency transactions. On an annual basis, the decrease was 16% or Ps.9.8 million.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Interest on cash and due from banks	0.0	0.1	0.0	0.1	0.0
Interest on loans to the financial sector	11.6	12.9	16.7	13.2	28.5
Interest on overdrafts	244.6	274.4	327.9	351.7	352.2
Interest on documents	149.8	175.3	202.4	248.0	244.0
Interest on mortgages loans	79.9	86.4	100.0	115.7	123.5
Interest on pledges loans	46.0	50.0	58.6	62.2	64.5
Interest on credit cards loans	223.2	260.2	316.0	408.1	466.3
Interest on financial leases	16.5	17.7	18.4	20.3	19.7
Interest on other loans	1,121.7	1,243.3	1,366.0	1,468.7	1,493.4
Net Income from government & private securities (1)	31.8	180.5	95.9	271.0	567.2
Interest on other receivables from financial interm.	0.8	0.5	0.9	0.9	0.7
Income from Guaranteed Loans - Decree 1387/01	3.3	1.1	9.5	20.3	6.3
CER adjustment	4.8	2.0	12.0	36.9	19.6
CVS adjustment	0.2	0.1	0.1	0.3	0.1
Difference in quoted prices of gold and foreign currency	135.9	227.5	342.6	678.9	35.1
Other	59.4	57.3	120.7	220.0	49.6
Total financial income	2,129.5	2,589.3	2,987.7	3,916.3	3,470.7

(1) Net Income from government & private securities
LEBAC / NOBAC	16.6	2.3	5.2	141.7	461.3
Other	15.2	178.2	90.7	129.3	105.9
TOTAL	31.8	180.5	95.9	271.0	567.2

The Bank’s 2Q14 financial expense totaled Ps.1.7 billion, increasing by 20% (Ps.295.6 million) compared to the previous quarter and increasing by 88% (Ps.816.1 million) compared to 2Q13.

In 2Q14, interest on deposits represented 82% of the Bank’s total financial expense. Interest on deposits increased 27% or Ps.302.2 million QoQ due to an increase of the average time deposit rates of 280bp and a higher average volume of these deposits. On a yearly basis, interest on deposits grew 100% or Ps.716.1 million.

Other financial expense decreased 3% or Ps.8.5 million QoQ, mainly due to less gross income tax and increased 48% or Ps.77.2 million YoY.

4

2Q14 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Interest on checking accounts	0.1	0.1	0.2	0.1	0.2
Interest on saving accounts	10.6	10.3	10.2	11.1	12.1
Interest on time deposits	707.0	791.6	900.0	1,120.4	1,421.5
Interest on interfinancing received loans	1.0	0.9	0.0	0.0	0.0
Interest on subordinated bonds	19.0	20.7	22.8	29.2	29.1
Other Interest	0.9	0.8	0.9	0.8	0.8
Interest on other liabilities from fin intermediation	14.8	15.1	17.0	22.1	23.3
CER adjustment	0.9	1.1	1.1	3.2	2.8
Contribution to Deposit Guarantee Fund	16.8	17.1	18.0	19.0	20.2
Other	161.3	181.6	199.1	247.0	238.5
Total financial expense	932.4	1,039.3	1,169.3	1,452.9	1,748.5

As of 2Q14, the Bank’s net interest margin was 14.7%, lower than the 15.7% posted in 1Q14 and larger than the 12.3% posted in 2Q13. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 13.3% in 2Q14, lower than the 15% posted in 1Q14 and lower than the 13.4% posted in 2Q13.

In 2Q14, Banco Macro’s net fee income totaled Ps.828 million, 10% or Ps.73.7 million higher than 1Q14, and 29% or Ps.187.8 million higher than 2Q13. This growth was mainly driven by fee charges on deposit accounts which increased 9% or Ps.55.8 million QoQ followed by debit and credit card fees which increased 12% or Ps.28.3 million QoQ. On a yearly basis these same fees increased 34% and 49%, respectively.

NET FEE INCOME	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Fee charges on deposit accounts	505.2	525.2	540.0	622.2	678.0
Debit and credit card fees	180.2	204.0	226.1	239.5	267.8
Other fees related to foreign trade	10.8	11.9	11.8	14.6	16.2
Credit-related fees	49.0	38.4	38.1	17.2	20.2
Lease of safe-deposit boxes	18.1	18.0	17.8	19.2	20.5
Other	85.7	86.5	95.0	106.5	110.5
Total fee income	849.0	884.0	928.8	1,019.2	1,113.2

Total fee expense	208.8	277.6	226.9	264.9	285.2

Net fee income	640.2	606.4	701.9	754.3	828.0

In 2Q14 Banco Macro’s administrative expenses reached Ps.1.3 billion, 7% or Ps.91.6 million higher than the previous quarter mainly due to higher personnel expenses and taxes. Administrative expenses increased 31% or Ps.311.7 million YoY due to an increase in personnel expenses (mainly higher salaries) and other operating expenses.

Personnel expenses grew 7% or Ps.45.4 million QoQ, basically originated by salary increases in line with the agreement reached with the Unions on April 2014. Personal expenses increased 22% or Ps.134 million compared to 2Q13.

As of June 2014, the accumulated efficiency ratio reached 44%, improving from the 52.8% posted in 2Q13. Accumulative administrative expenses grew 35% in 2Q14, while net financial income and net fee income grew 62% as a whole, evidencing an improvement in efficiency.

5

2Q14 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Personnel expenses	609.1	572.0	641.2	697.7	743.1
Directors & statutory auditors´fees	31.0	23.8	46.5	71.2	58.7
Other professional fees	34.8	36.4	36.4	38.7	50.1
Advertising & publicity	20.0	48.1	14.0	21.0	26.8
Taxes	54.3	56.9	60.0	68.9	82.1
Depreciation of equipment	24.3	24.9	26.5	30.4	31.9
Amortization of organization costs	20.9	22.9	25.6	27.6	29.8
Other operating expenses	139.4	164.5	165.7	179.6	191.3
Other	68.7	80.0	89.0	87.5	100.4
Total Administrative Expenses	1,002.5	1,029.5	1,104.9	1,222.6	1,314.2

Total Employees	8,527	8,641	8,663	8,735	8,714
Branches	428	428	430	429	431
Efficiency ratio	54.6%	47.7%	64.0%	38.0%	51.5%

Accumulated efficiency ratio	52.8%	50.9%	48.7%	38.0%	44.0%

In 2Q14, the Bank’s net other income totalled Ps.59.2 million, increasing Ps.37.5 million QoQ mainly due to recovered loans and reversed allowances for Ps.12 million and a positive recover in the provision for the income tax for Ps.25.6 million.

NET OTHER INCOME	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Other Income
Penalty interest	11.8	9.9	10.4	12.6	14.3
Recovered loans and reversed allowances	25.8	21.5	26.9	20.6	32.8
Other	38.4	26.8	20.2	28.6	55.6
Total Other Income	76.0	58.2	57.5	61.8	102.7

Other Expense
Charges for other receivables uncollectibility and other allowances	17.6	14.0	9.1	12.7	14.2
Goodwill amortization	3.5	3.5	3.6	3.5	3.5
Other Expense	17.9	29.7	15.0	23.9	25.8
Total Other Expense	39.0	47.2	27.7	40.1	43.5

Net Other Income	37.0	11.0	29.8	21.7	59.2

In 2Q14, Banco Macro's effective income tax rate was 34.7%, compared to 38.9% in 2Q13.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.39.9 billion, decreasing 0.5% or Ps.196.7 million QoQ and increasing 16% or Ps.5.4 billion YoY.

Within commercial loans, documents and others decreased 6% and 4% QoQ, respectively, while pledge loans presented the best performance followed by overdrafts which grew 7% and 2% QoQ, respectively.

6

2Q14 Earnings Release

The main growth in consumer loans was driven by credit cards loans and personal loans which rose 2% and 1% QoQ, respectively.

As of 2Q14, productive investments loans reached Ps.4.4 billion from the total financing to the private sector portfolio.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	II13	III13	IV13	I14	II14	II14/I14	II14/II13

Overdrafts	4,487.6	5,642.0	4,450.0	4,622.5	4,692.4	2%	5%
Discounted documents	3,635.9	3,654.4	4,320.8	4,333.9	4,061.4	-6%	12%
Mortgages loans	1,896.9	1,916.2	2,308.9	2,292.1	2,319.5	1%	22%
Pledges loans	1,144.0	1,168.9	1,429.4	1,416.5	1,513.3	7%	32%
Personal loans	12,315.1	13,012.5	13,873.8	13,875.1	14,051.5	1%	14%
Credit Card loans	5,310.9	5,755.4	6,841.4	7,157.5	7,298.7	2%	37%
Others	4,635.8	4,878.0	5,206.6	5,260.8	5,035.0	-4%	9%
Total loan portfolio	33,426.2	36,027.4	38,430.9	38,958.4	38,971.8	0%	17%
Financial trusts	664.0	710.4	722.1	771.0	563.9	-27%	-15%
Leasing	376.5	375.7	385.7	379.2	376.2	-1%	0%
Total financing to the private sector	34,466.7	37,113.5	39,538.7	40,108.6	39,911.9	0%	16%

Public Sector Assets

In 2Q14, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 4.2%, higher than the 3.7% posted in 1Q14 and lower than the 5.4% posted in 2Q13.

In 2Q14, government securities stand out with a 51% increase, from which 78% are LEBAC/NOBAC from BCRA.

The Bank’s exposure to the public sector remained below the Argentine system’s average (9%).

7

2Q14 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

LEBAC / NOBAC B.C.R.A.	57.0	82.8	48.6	5,053.0	7,881.6
Other	2,117.7	1,778.5	1,099.6	1,660.6	2,227.7
Government securities	2,174.7	1,861.3	1,148.2	6,713.6	10,109.3
Guaranteed loans	298.7	295.2	311.8	363.5	383.8
Provincial loans	304.1	296.4	328.4	329.8	288.4
Government securities loans	10.8	13.5	0.0	0.0	0.0
Loans	613.6	605.1	640.2	693.3	672.2
Purchase of government bonds	19.2	19.0	8.9	23.1	23.4
Other receivables	19.2	19.0	8.9	23.1	23.4

TOTAL PUBLIC SECTOR ASSETS	2,807.5	2,485.4	1,797.3	7,430.0	10,804.9

TOTAL PUBLIC SECTOR LIABILITIES	25.4	42.6	42.1	44.5	43.3

Net exposure	2,782.1	2,442.8	1,755.2	7,385.5	10,761.6

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	2,750.5	2,402.6	1,748.7	2,377.0	2,923.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	5.4%	4.4%	3.0%	3.7%	4.2%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	5.3%	4.3%	2.9%	3.6%	4.2%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.51.3 billion in 2Q14, growing 9% or Ps.4.4 billion QoQ and 30% or Ps.11.7 billion YoY and representing 81% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 7% or Ps.2.7 billion while public sector deposits grew 22% or Ps.1.7 billion. Within private sector deposits, an increase in foreign currency and in peso deposits was observed of 13% and 6%, respectively.

The increase in private sector deposits was led by transactional deposits, which grew 18% or Ps.2.9 billion QoQ. On the other hand, time deposits decreased 2% or Ps.373.6 million QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	II13	III13	IV13	I14	II14	II14/I14	II14/II13

Public sector	8,549.7	7,972.6	6,580.0	7,529.2	9,203.6	22%	8%

Financial sector	24.1	20.9	26.9	25.2	27.6	10%	15%

Private sector	30,956.6	33,780.5	36,820.1	39,359.4	42,047.1	7%	36%
Checking accounts	7,145.8	7,494.3	8,602.7	8,607.3	10,003.8	16%	40%
Savings accounts	7,384.0	7,454.0	8,440.7	7,954.8	9,467.0	19%	28%
Time deposits	15,318.9	17,582.0	18,416.5	21,306.7	20,933.1	-2%	37%
Other	1,107.9	1,250.2	1,360.2	1,490.6	1,643.2	10%	48%
TOTAL	39,530.4	41,774.0	43,427.0	46,913.8	51,278.3	9%	30%

8

2Q14 Earnings Release

Other sources of funds

In 2Q14, the total amount of other sources of funds increased 2% or Ps.245.1 million compared to 1Q14, as a result of a 37% or Ps.113 million increase in financing from banks and international institutions (prefinancing to corporate customers), and a 1% or Ps.117.4 million increase in the shareholder’s equity, resulting from the net effect between cash dividend distribution and the 2Q14 positive results.

OTHER FUNDING	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Central Bank of Argentina	21.2	21.9	22.0	22.3	22.8
Banks and international institutions	96.6	34.6	326.5	308.2	421.2
Financing received from Argentine financial institutions	100.3	56.9	56.9	65.1	58.9
Subordinated corporate bonds	810.4	892.7	981.1	1,235.0	1,223.9
Non-subordinated corporate bonds	593.1	624.8	718.0	864.3	895.7
Shareholders´ equity	7,102.1	7,674.1	8,627.4	9,813.8	9,931.2
Total other Funding	8,723.8	9,304.9	10,732.0	12,308.6	12,553.7

As of June 2014 Banco Macro’s average cost of funds reached 12%, based on the significant participation of Banco Macro´s transactional deposits which represent approximately 46% of its total deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 2Q14, the Bank’s liquid assets amounted to Ps.22.7 billion, showing an increase of 20% or Ps.3.8 billion QoQ and an increase of 95% or Ps.11.1 billion on a yearly basis.

In 2Q14, Banco Macro experienced an increase in LEBAC/NOBAC own portfolio of 55%, an increase in Cash of 6% and an increase of 204% of Call.

In 2Q14 Banco Macro’s liquid assets to total deposits ratio reached 44.3%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Cash	8,323.1	9,449.6	12,860.5	9,434.9	9,993.0
Guarantees for compensating chambers	616.7	574.3	582.4	614.3	629.0
Call	247.9	444.9	308.0	256.0	778.0
Reverse repos from other securities	164.6	360.1	554.1	221.0	102.4
Reverse repos from LEBAC/NOBAC	2,265.1	1,695.0	124.4	3,433.2	3,543.0
LEBAC / NOBAC own portfolio	57.0	82.8	48.6	4,948.4	7,682.6
TOTAL	11,674.4	12,606.7	14,478.0	18,907.8	22,728.0

Liquid assets to total deposits	29.5%	30.2%	33.3%	40.3%	44.3%

9

2Q14 Earnings Release

Solvency

Banco Macro continued showing high solvency levels in 2Q14 with an integrated capital (RPC) of Ps.9.9 billion over a total capital requirement of Ps.4.8 billion. Banco Macro´s excess capital in 2Q14 was 104% or Ps.5.1 billion.

As of January 2014, total capital requirement is fully based on BCRA Communication “A” 5369 methodology.

The capitalization ratio (as a percentage of risk-weighted assets) was 23.2% in 2Q14, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Credit risk requirement	2,752.5	2,752.5	2,752.5	3,490.1	3,516.8
Market risk requirement	52.0	52.0	52.0	148.6	212.1
Operational risk requirement	709.9	709.9	709.9	1,041.2	1,113.5
Interest rate risk requirement	838.2	838.2	838.2	0.0	0.0
Total capital requirement (*)	4,352.6	4,352.6	4,352.6	4,679.8	4,842.4

Ordinary Capital Level 1 (COn1)	6,929.3	7,388.1	8,150.7	9,220.6	9,531.4
Deductible concepts COn1	-314.1	-336.5	-363.5	-375.7	-395.0
Aditional Capital Level 1 (CAn1)	412.7	412.7	412.7	366.8	366.8
Capital level 2 (COn2)	338.8	364.8	388.9	392.9	392.3
Integrated capital (RPC) (**)	7,366.7	7,829.1	8,588.8	9,604.6	9,895.5

Excess capital	3,014.1	3,476.5	4,236.3	4,924.8	5,053.2

Capitalization ratio	21.7%	23.1%	25.3%	22.7%	23.2%

Ratio TIER 1	20.7%	22.0%	24.1%	21.8%	22.3%

(*) Total Capital requirement for I13, II13, III13 & IV13 quarters, are January´s 2013 total capital requeriement since the highest had to be considered according to BCRA.

(**) Aditionally, the RPC of the Bank, acting as custodian of securties representing investments of FGS, must also exceed an equivalent of 0.25% of the total securities under custody, based in which,  the Bank has successully fullfilled with this requirement.

Asset Quality

In 2Q14, Banco Macro’s non-performing to total financing ratio reached a level of 2.02% higher than 1.88% posted in 1Q14.

The coverage ratio reached 133.07% in 2Q14.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

10

2Q14 Earnings Release

ASSET QUALITY	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Commercial portfolio	14,675.2	16,448.9	16,513.3	16,933.1	17,384.5
Non-performing	222.8	250.1	253.1	300.7	298.6
Consumer portfolio	21,232.9	22,314.9	24,669.0	24,854.6	24,965.4
Non-performing	452.8	435.3	435.6	484.1	556.6
Total portfolio	35,908.1	38,763.8	41,182.3	41,787.7	42,349.9
Non-performing	675.6	685.4	688.7	784.8	855.2
Total non-performing/ Total portfolio	1.88%	1.76%	1.67%	1.88%	2.02%
Total allowances	972.5	1,010.6	1,026.6	1,076.8	1,138.0
Coverage ratio w/allowances	143.94%	147.45%	149.06%	137.21%	133.07%

11

2Q14 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

CER adjustable ASSETS
Guaranteed loans	317.8	324.8	331.4	350.3	369.6
Private sector loans	6.1	5.5	4.9	4.5	3.9
Other loans	0.5	0.4	0.4	0.3	0.2
Loans	324.4	330.7	336.7	355.1	373.7
Other receivables	2.2	3.4	2.8	2.3	1.8
Total CER adjustable assets	326.6	334.1	339.5	357.4	375.5

CER adjustable LIABILITIES
Deposits	0.2	0.2	0.2	0.3	0.3
Other liabilities from financial intermediation	42.9	42.5	42.0	43.2	43.2
Total CER adjustable liabilities	43.1	42.7	42.2	43.5	43.5

NET CER EXPOSURE	283.5	291.4	297.3	313.9	332.0

FOREIGN CURRENCY POSITION	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14

Cash	4,339.8	4,980.8	5,977.6	4,609.1	5,264.7
Government and private securities	619.0	757.2	911.7	1,392.8	1,828.0
Loans	2,159.2	1,929.6	1,917.1	2,435.3	2,428.7
Other receivables from financial intermediation	581.0	767.9	833.2	917.6	552.5
Receivables from financial leases	20.2	20.8	-0.1	-0.1	-0.1
Investments in other companies	0.8	0.8	0.9	1.1	1.2
Other receivables	169.3	116.1	81.0	80.7	90.2
Items pending allocation	1.3	1.4	1.0	1.3	2.0
TOTAL ASSETS	7,890.6	8,574.6	9,722.4	9,437.8	10,167.2
Deposits	3,369.0	3,616.0	3,759.1	4,350.1	4,863.9
Other liabilities from financial intermediation	1,253.8	1,281.9	2,150.8	2,236.3	2,332.8
Other liabilities	8.2	5.7	17.5	6.6	14.6
Subordinated corporate bonds	810.4	892.7	981.1	1,235.0	1,223.9
Items pending allocation	2.8	0.1	1.0	-69.8	-4.1
TOTAL LIABILITIES	5,444.2	5,796.4	6,909.5	7,758.2	8,431.1

NET FX POSITION	2,446.4	2,778.2	2,812.9	1,679.6	1,736.1

12

2Q14 Earnings Release

Relevant and Recent Events

•	On June 16th 2014, the Central Bank (BCRA) authorized cash dividend distribution requested by Banco Macro, as approved by the General and Special Shareholder´s Meeting held on April 29th 2014 for Ps.596,254,288.56 (Ps.1.02 per share which represents 102% of the Bank’s outstanding corporate capital of Ps.584,563,028).

The Board of Directors, at the meeting held on June 18th 2014, decided to make effective that payment as from July 1st, 2014. To date, cash dividends have been successfully paid.

•	In June 2014, the Bank paid semi-annual interest on Class 1 Notes for USD7.3 million.

•	In August 2014, the Bank paid semi-annual interest on Senior Note Class 2 for USD4.5 million.

•	As of June 2014, Banco Macro satisfactorily extended loans regarding the productive investment program assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication “A” 5516 for the first half of 2014.

•	On June 10th 2014, the Central Bank (BCRA) through Communication “A” 5590 decided to establish caps on interest rates for consumer loans, specifically to personal lending and pledge loans lines. Banco Macro is fully complying with the actual requirement.

•	On June 30th 2014, the Central Bank (BCRA) through Communication “A” 5600 decided to extended loans regarding the productive investment program assigned for small & mid-sized companies (MiPyMES), resulting the fifth consecutive semester in which the Bank needs to fulfilling with this requirement.

13

2Q14 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14
ASSETS	53,686.6	56,732.3	59,295.0	68,241.1	72,858.7
Cash	8,323.1	9,449.6	12,860.5	9,434.9	9,993.0
Government and Private Securities	5,040.0	4,436.9	2,441.3	10,930.3	14,842.0
-LEBAC/NOBAC	2,322.1	1,777.8	173.0	8,381.6	11,225.6
-Other	2,717.9	2,659.1	2,268.3	2,548.7	3,616.4
Loans	33,965.6	36,613.9	39,022.4	39,507.8	39,916.8
to the non-financial government sector	602.8	591.6	640.2	693.3	672.5
to the financial sector	441.0	513.8	364.9	295.4	804.3
to the non-financial private sector and foreign residents	33,869.6	36,494.4	39,023.8	39,573.5	39,553.6
-Overdrafts	4,487.6	5,642.0	4,450.0	4,622.5	4,692.4
-Documents	3,635.9	3,654.4	4,320.8	4,333.9	4,061.4
-Mortgage loans	1,896.9	1,916.2	2,308.9	2,292.1	2,319.5
-Pledge loans	1,144.0	1,168.9	1,429.4	1,416.5	1,513.3
-Personal loans	12,315.1	13,012.5	13,873.8	13,875.1	14,051.5
-Credit cards	5,310.9	5,755.4	6,841.4	7,157.5	7,298.7
-Other	4,635.8	4,878.0	5,206.6	5,260.8	5,035.0
-Accrued interest, adjustments, price differences receivables and unearned discount	443.4	467.0	592.9	615.1	581.8
Allowances	-947.8	-986.0	-1,006.5	-1,054.4	-1,113.6
Other receivables from financial intermediation	4,193.6	4,019.9	2,680.2	5,923.2	5,502.0
Receivables from financial leases	375.4	373.9	385.9	380.2	376.5
Investments in other companies	11.7	11.8	13.5	13.7	13.5
Other receivables	470.8	451.1	435.3	453.3	513.5
Other assets	1,306.4	1,375.2	1,455.9	1,597.8	1,701.4
LIABILITIES	46,584.5	49,058.3	50,667.6	58,427.3	62,927.5
Deposits	39,530.4	41,774.0	43,427.0	46,913.8	51,278.3
From the non-financial government sector	8,549.7	7,972.6	6,580.0	7,529.2	9,203.6
From the financial sector	24.1	20.9	26.9	25.2	27.6
From the non-financial private sector and foreign residents	30,956.6	33,780.5	36,820.1	39,359.4	42,047.1
-Checking accounts	7,145.8	7,494.3	8,602.7	8,607.3	10,003.8
-Savings accounts	7,384.0	7,454.0	8,440.7	7,954.8	9,467.0
-Time deposits	15,318.9	17,582.0	18,416.5	21,306.7	20,933.1
-Other	1,107.9	1,250.2	1,360.2	1,490.6	1,643.2
Other liabilities from financial intermediation	5,188.9	5,028.7	4,697.7	8,114.2	8,306.5
Subordinated corporate bonds	810.4	892.7	981.1	1,235.0	1,223.9
Other liabilities	1,054.8	1,362.9	1,561.8	2,164.3	2,118.8
SHAREHOLDERS' EQUITY	7,102.1	7,674.0	8,627.4	9,813.8	9,931.2

LIABILITIES + SHAREHOLDERS' EQUITY	53,686.6	56,732.3	59,295.0	68,241.1	72,858.7

14

2Q14 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	II13	III13	IV13	I14	II14
Financial income	2,129.5	2,589.3	2,987.7	3,916.3	3,470.7
Interest on cash and due from banks	0.0	0.1	0.0	0.1	0.0
Interest on loans to the financial sector	11.6	12.9	16.7	13.2	28.5
Interest on overdrafts	244.6	274.4	327.9	351.7	352.2
Interest on documents	149.8	175.3	202.4	248.0	244.0
Interest on mortgage loans	79.9	86.4	100.0	115.7	123.5
Interest on pledge loans	46.0	50.0	58.6	62.2	64.5
Interest on credit card loans	223.2	260.2	316.0	408.1	466.3
Interest on financial leases	16.5	17.7	18.4	20.3	19.7
Interest on other loans	1,121.7	1,243.3	1,366.0	1,468.7	1,493.4
Income from government & private securities, net	31.8	180.5	95.9	271.0	567.2
Interest on other receivables from fin. intermediation	0.8	0.5	0.9	0.9	0.7
Income from Guaranteed Loans - Decree 1387/01	3.3	1.1	9.5	20.3	6.3
CER adjustment	4.8	2.0	12.0	36.9	19.6
CVS adjustment	0.2	0.1	0.1	0.3	0.1
Difference in quoted prices of gold and foreign currency	135.9	227.5	342.6	678.9	35.1
Other	59.4	57.3	120.7	220.0	49.6
Financial expense	-932.4	-1,039.3	-1,169.3	-1,452.9	-1,748.5
Interest on checking accounts	-0.1	-0.1	-0.2	-0.1	-0.2
Interest on saving accounts	-10.6	-10.3	-10.2	-11.1	-12.1
Interest on time deposits	-707.0	-791.6	-900.0	-1,120.4	-1,421.5
Interest on interfinancing received loans	-1.0	-0.9	0.0	0.0	0.0
Interest on subordinated bonds	-19.0	-20.7	-22.8	-29.2	-29.1
Other Interest	-0.9	-0.8	-0.9	-0.8	-0.8
Interest on other liabilities from fin. intermediation	-14.8	-15.1	-17.0	-22.1	-23.3
CER adjustment	-0.9	-1.1	-1.1	-3.2	-2.8
Contribution to Deposit Guarantee Fund	-16.8	-17.1	-18.0	-19.0	-20.2
Other	-161.3	-181.6	-199.1	-247.0	-238.5
Net financial income	1,197.1	1,550.0	1,818.4	2,463.4	1,722.2
Provision for loan losses	-113.9	-139.1	-158.5	-131.3	-167.8

Fee income	849.0	884.0	928.8	1,019.2	1,113.2
Fee expense	-208.8	-277.6	-226.9	-264.9	-285.2
Net fee income	640.2	606.4	701.9	754.3	828.0

Administrative expenses	-1,002.5	-1,029.5	-1,104.9	-1,222.6	-1,314.2
Minority interest in subsidiaries	-4.1	-4.7	-5.5	-6.8	-5.3
Net other income	37.0	11.0	29.8	21.7	59.2
Earnings before income tax	753.8	994.1	1,281.2	1,878.7	1,122.1
Income tax	-293.4	-422.2	-327.9	-692.4	-389.5

Net income	460.4	571.9	953.3	1,186.3	732.6

15

2Q14 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	II13	III13	IV13	I14	II14
Profitability & performance
Net interest margin	12.3%	14.5%	15.0%	15.7%	14.7%
Net interest margin adjusted (1)	13.4%	14.2%	15.1%	15.0%	13.3%
Net fee income ratio	34.8%	28.1%	27.8%	23.4%	32.5%
Efficiency ratio	54.6%	47.7%	43.8%	38.0%	51.5%
Net fee income as a percentage of adm expenses	63.9%	58.9%	63.5%	61.7%	63.0%
Return on average assets	3.5%	4.3%	6.6%	7.6%	4.3%
Return on average equity	26.4%	30.1%	45.8%	50.4%	28.8%
Liquidity
Loans as a percentage of total deposits	88.3%	90.0%	92.2%	86.5%	80.0%
Liquid assets as a percentage of total deposits	29.5%	30.2%	33.3%	40.3%	44.3%
Capital
Total equity as a percentage of total assets	13.2%	13.5%	14.6%	14.4%	13.6%
Regulatory capital as a percentage of risk weighted assets	21.7%	23.1%	25.3%	22.7%	23.2%
Asset Quality
Allowances over total loans	2.7%	2.6%	2.5%	2.6%	2.7%
Non-performing financing as a percentage of total financing	1.9%	1.8%	1.7%	1.9%	2.0%
Allowances as a percentage of non-performing financing	143.9%	147.5%	149.1%	137.2%	133.1%

(1) Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	II13	III13	IV13	I14	II14
Profitability & performance
Net interest margin	12.6%	13.3%	13.7%	15.7%	15.2%
Net interest margin adjusted (1)	13.3%	13.6%	13.9%	15.0%	14.2%
Net fee income ratio	33.7%	31.6%	30.4%	23.4%	27.4%
Efficiency ratio	52.8%	50.9%	48.7%	38.0%	44.0%
Net fee income as a percentage of adm expenses	63.8%	62.1%	62.5%	61.7%	62.4%
Return on average assets	3.6%	3.8%	4.6%	7.6%	5.9%
Return on average equity	27.3%	28.3%	33.3%	50.4%	39.2%
Liquidity
Loans as a percentage of total deposits	88.3%	90.0%	92.2%	86.5%	80.0%
Liquid assets as a percentage of total deposits	29.5%	30.2%	33.3%	40.3%	44.3%
Capital
Total equity as a percentage of total assets	13.2%	13.5%	14.6%	14.4%	13.6%
Regulatory capital as a percentage of risk weighted assets	21.7%	23.1%	25.3%	22.7%	23.2%
Asset Quality
Allowances over total loans	2.7%	2.6%	2.5%	2.6%	2.7%
Non-performing financing as a percentage of total financing	1.9%	1.8%	1.7%	1.9%	2.0%
Allowances as a percentage of non-performing financing	143.9%	147.5%	149.1%	137.2%	133.1%

(1) Net interest margin excluding income from government securities and guaranteed loans

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 6, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director